UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Partners Group Growth, LLC

Address of Principal Business Office	1114 Avenue of the Americas
37th Floor
New York, NY 10036

Telephone Number:	1-877-748-7209

Name and Address of Agent	Robert Collins
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
with a copy to:
Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
and
Clifford R. Cone, Esq.
Vadim Avdeychik, Esq.
Clifford Chance US LLP
31 W 52nd Street
New York, NY 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(a) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this notification of registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York on the 27th day of February, 2024.

Partners Group Growth, LLC

By:	/s/ Robert Collins
Name: Robert Collins
Title: President

By:	/s/ Brian Igoe
Name: Brian Igoe
Title: Chief Financial Officer